U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

-------                                             ---------------------------
FORM 4                                                    OMB APPROVAL
-------                                             ---------------------------
                                                    OMB Number: 3235-0287
                                                    Expires: January 31, 2005
                                                    Estimated average burden
                                                    hours per response: ..0.5
                                                    ---------------------------

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940
[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

--------------------------------------------------------------------------------
1.   Name and Address of Reporting Person*

     Vivendi Universal, S.A.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)
     800 Third Avenue
--------------------------------------------------------------------------------
                                    (Street)

     New York                       New York             10152
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

--------------------------------------------------------------------------------
2.   Issuer Name and Ticker or Trading Symbol

     USA Interactive (USAI) (formerly USA Networks, Inc.)
--------------------------------------------------------------------------------
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

--------------------------------------------------------------------------------
4.   Statement for Month/Day/Year

     February 27, 2003
--------------------------------------------------------------------------------
5.   If Amendment, Date of Original (Month/Day/Year)


--------------------------------------------------------------------------------
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
--------------------------------------------------------------------------------
7.   Individual or Joint/Group Filing (Check
applicable line)
     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
------------------------------------------------------------------------------

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================


                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A)         Beneficially   ship
                                         2A.        3.           or Disposed of (D)              Owned          Form:     7.
                                         Deemed     Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                             2.          Execution  Code         ------------------------------- Reported       (D) or    Indirect
1.                           Transaction Date, if   (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security            Date        any        ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                   (mm/dd/yy)  (mm/dd/yy)  Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock, par value                                                                          43,181,308      I         (1)
$.01 per share ("Common
Stock"), of USA Interactive
("USAi")
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================


Explanation of Responses:

(1) Vivendi Universal, S.A. ("Vivendi") owns 43,181,308 shares of Common Stock indirectly through subsidiaries.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

FORM 4 (continued)


Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
================================================================================


                                                                                                                     10.
                                                                                                          9.         Owner-
                                                                                                          Number     ship
                                                                                                          of         Form
                    2.                                                                                    Deriv-     of
                    Conver-         3A.             5.                            7.                      ative      Deriv-  11.
                    sion            Deemed          Number of                     Title and Amount        Secur-     ative   Nature
                    or              Exe-            Derivative   6.               of Underlying    8.     ities      Secur-  of
                    Exer-           cution  4.      Securities   Date             Securities       Price  Bene-      ity:    In-
                    cise    3.      Date,   Trans-  Acquired (A) Exercisable and  (Instr. 3 and 4) of     ficially   Direct  direct
                    Price   Trans-  if any  action  or Disposed  Expiration Date  ---------------- Deriv- Owned      (D) or  Bene-
1.                  of      action  (Month/ Code    of(D)        (Month/Day/Year)        Amount    ative  Following  In-     ficial
Title of            Deriv-  Date    Day/    (Instr. (Instr. 3,   ----------------        or        Secur- Reported   direct  Owner-
Derivative          ative   (Month/ Year)   8)      4 and 5)     Date     Expira-        Number    ity    Trans-     (I)     ship
Security            Secur-  Day/            ------  ------------ Exer-    tion           of        (Instr.action(s)  (Instr. (Instr.
(Instr. 3)          ity     Year)           Code V   (A)   (D)   cisable  Date    Title  Shares    5)     (Instr. 4) 4)      4)
------------------------------------------------------------------------------------------------------------------------------------

Warrants            (2)     2/27/03         J(3)     4,187,094(D) 11/8/02 5/17/12 Common  4,187,094 (3)    28,280,641 D
                                                                                  Stock
------------------------------------------------------------------------------------------------------------------------------------
Class B Common      (4)                                            (4)     (4)    Common 13,430,000        13,430,000 I       (5)
Stock, par value                                                                  Stock
$.01 per share, of
USAi ("Class B
Common Stock")
------------------------------------------------------------------------------------------------------------------------------------
Put Option (right   (6)                                           5/7/22  None    Class  56,611,308 (7)    1          I       (8)
to sell)                                                                          B
                                                                                  Common
                                                                                  Stock/
                                                                                  Common
                                                                                  Stock
====================================================================================================================================

Explanation of Responses:


(2)  Prior to the Reported Transaction, Vivendi used to hold 32,467,735 Warrants each to purchase one share of Common Stock, subject to adjustment, at the following exercise prices: 3,187,094 Warrants ("Tranche A warrants") at $27.50 per share, 17,187,094
     Warrants ("Tranche B Warrants") at $32.50 per share and 12,093,547 Warrants at $37.50 per share.

(3)  Pursuant to a Purchase Agreement dated February 12, 2003, Vivendi granted to Deutsche Bank AG an option to purchase all or a portion of 3,187,094 Tranche A Warrants for $8.94 per Tranche A Warrant and 1,000,000 Tranche B Warrants for $7.52 per
     Tranche B Warrant. The option has been exercised in full, and the sale occurred on February 27, 2003. For reporting purposes the transaction is deemed to be a sale of the warrants and a closing of the derivative security position created by the option.

(4)  The shares of Class B Common Stock are identical in all respects to the shares of Common Stock except as to the number of votes per share, and are convertible by the holder thereof on a share for share basis into shares of Common Stock at any time.

(5)  Vivendi owns 13,430,000 shares Class B Common Stock indirectly through subsidiaries.

(6)  Pursuant to the Amended and Restated Limited Liability Limited Partnership Agreement (the "Partnership Agreement") among USI
     Entertainment Inc., USANI Holding XX, Inc., Universal Pictures International Holdings BV, Universal Pictures International
     Holdings 2 BV, NYCSpirit Corp. II, USAi, USANi Sub LLC, New-U Studios Holdings, Inc. and Barry Diller dated as of May 7, 2002, attached as Exhibit 48 to the Statement on Schedule 13D/A dated as of May 17, 2002, filed with the Securities and Exchange
     Commission with respect to USAi, beginning on May 7, 2022, Vivendi and certain of its subsidiaries have a contractual right that is the economic equivalent of a right to sell (the "Put Option") 13,430,000 shares of Class B Common Stock and 43,181,308 shares of Common Stock to USAi and certain of its subsidiaries in return for Class B Preferred Interests of Vivendi Universal
     Entertainment LLLP that will become immediately redeemable for approximately $2,311,000,000 upon consummation of such transaction.

(7)  On May 7, 2002, as part of the overall transaction among the parties to the Partnership Agreement, Liberty Media Corporation
     and its affiliates, Vivendi and certain of its subsidiaries entered into the Partnership Agreement granting them the Put
     Option.

(8)  The Put Option is a right of Vivendi and certain of its subsidiaries.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

/s/ George E. Bushnell III, Vice President                   March 3, 2003
---------------------------------------------            ----------------------
      **Signature of Reporting Person                             Date

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.